

August 4, 2015

Scott Dietzen
Chief Executive Officer
Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, California 94041

> **Re:** **Pure Storage, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted July 24, 2015**
> **CIK No. 0001474432**

Dear Mr. Dietzen:

We have reviewed your amended draft registration statement and have the following comment. Our reference to the prior comment is to the comment in our July 17, 2015 letter.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 99.1

1. We note your response to prior comment 7 and your statement that the Forrester report was prepared for business and marketing purposes several months prior to commencing the preparation of the Registration Statement. In light of the proximity in time of the Forrester report to your initial public offering, please tell us whether the initial public offering was contemplated at the time of the Forrester report and when you began discussions with your representatives in contemplation of an initial public offering.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: John T. McKenna, Esq.
          Cooley LLP